UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

Points International Ltd.
_____
(Name of Issuer)

Common Shares
_____
(Title of Class of Securities)

730843208
_____
(CUSIP Number)

December 31, 2020
_____
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

    [X]
    Rule 13d-1(b)
    [   ] Rule 13d-1(c)
    [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent
amendment containing information which
would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page
shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that
section of the Act but shall be subject to all other provisions
of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harspring Capital Management, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,114,464
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,114,464

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,464
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry M. Gail		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [x]	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
	6. SHARED VOTING POWER 1,114,464
	7. SOLE DISPOSITIVE POWER 0
	8. SHARED DISPOSITIVE POWER 1,114,464

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,464
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. (a)Name of Issuer

  Points International Ltd.

  (b)Address of Issuer's Principal Executive Offices

   111 Richmond Street West, Suite 700
   Toronto, ON, M5H 2G4, Canada

Item 2. (a)Name of Person Filing

   Harspring Capital Management, LLC ("Harspring Capital Management")
   Harry M. Gail ("Mr. Gail")

   Harspring Capital Management is the investment manager
   of certain funds and accounts (collectively, the "Accounts"),
   including Harspring Capital, LP (the "HC Fund").

   Each of Harspring Capital Management and Mr. Gail may
   be deemed to have voting and dispositive power with respect
   to securities held by the Accounts, but hereby declares that
   neither the filing of this statement nor anything herein shall be
   construed as an admission that such person is the beneficial
   owner of any securities covered by this statement.

  (b)Address of the Principal Office or, if none, residence

   The address of the principal place of business office of
   Harspring Capital Management and Mr. Gail is:

   1345 Avenue of the Americas, Floor 33 New York, NY 10105

  (c)Citizenship

   Harspring Capital Management is organized under the laws
   of the State of Delaware
   Mr. Gail is a citizen of the United States of America

  (d)Title of Class of Securities

   Common shares

  (e)CUSIP Number

   730843208

**Item 3. If this statement is filed pursuant to Section 240.13d-1(b)
or Section 240.13d-2(b) or (c), check whether the person filing is a:**

(a)[Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
   ]

(b [Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
)]

(c)[Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
   ]

(d [Investment company registered under section 8 of the
)]   Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 730843208	13G	Page 5 of 7 Pageses

(e)[x An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
   ]

(f)[An employee benefit plan or endowment fund in accordance
   ]   with Section 240.13d-1(b)(1)(ii)(F);

(g [A parent holding company or control person in accordance
)]   with Section 240.13d-1(b)(1)(ii)(G);

(h [A savings associations as defined in Section 3(b) of the
)]   Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[A church plan that is excluded from the definition of an
   ]   investment company under Section 3(c)(14) of the Investment
      Company Act of 1940 (15 U.S.C. 80a-3);

(j)[Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
   ]

Item 4. Ownership.

Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer
identified in Item 1.

(a)   Amount beneficially owned:

Harspring Capital Management - 1,114,464
Harry Gail - 1,114,464

(b)   Percent of class: 8.4%

(c)   Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote: 0
     (ii)   Shared power to vote or to direct the vote: 1,114,464
     (iii)   Sole power to dispose or to direct the disposition of: 0
     (iv)   Shared power to dispose or to direct the disposition of: 1,114,464

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The HC Fund has the right to receive or the power to direct
the receipt of dividends from, or the proceeds from the sale of,
shares reported herein that represent more than 5% of the class
of Common Shares of the Issuer.

**Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.**

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ Harry M. Gail
Name:	Harry M. Gail
Title:	Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule

13G with respect to the Common Shares of Points International Inc.

dated as of February 12, 2021 is, and any further amendments thereto

signed by each of the undersigned shall be, filed on behalf of each of the

undersigned pursuant to and in accordance with the provisions of

Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2021

HARSPRING CAPITAL MANAGEMENT, LLC

By: _____
    Name: Harry M. Gail
    Title: Authorized Signatory

_____

Harry M. Gail